UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

**Pursuant to Section 13 or 15(d)
of the Securities Exchange Act of 1934**

Date of Report (Date of earliest event reported): **April 20, 2007**

Graco Inc.

(Exact name of registrant as specified in its charter)

Minnesota	**001-9249**	**41-0285640**
(State or other jurisdiction of Incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

88-11th Avenue Northeast	
Minneapolis, Minnesota	**55413**
(Address of principal executive offices)	(Zip Code)

Registrant's telephone number, including area code: **(612) 623-6000**

Not Applicable
(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

[ ]   Written communications pursuant to Rule-425 under the Securities Act (17 CFR 230.425)
[ ]   Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)
[ ]   Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))
[ ]   Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 5.02. Departure of Directors or Certain Officers; Election of Directors; Appointment of Certain Officers; Compensatory Arrangements of Certain Officers

Among other matters, shareholders approved the following plan at the Annual Meeting of Shareholders of Graco Inc. held on April 20, 2007:

Approval of the Executive Officer Annual Incentive Bonus Plan. The Graco Inc. Executive Officer Annual Incentive Bonus Plan, effective January 1, 2008, will replace the previous Graco Inc. Executive Officer Annual Bonus Plan, which by its terms will expire December 31, 2007.

Item 9.01. Financial Statements and Exhibits

(d) Exhibits

Exhibit No.	Description
*10.1	Graco Inc. Executive Officers Annual Incentive Bonus Plan effective January 1, 2008 (Incorporated by reference to Appendix A to the Company's Proxy Statement for the Annual Meeting of Shareholders held on April 20, 2007.)

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GRACO INC.

Date: April 26, 2007   By:_____

Karen Park Gallivan
Its: Vice President, General Counsel and Secretary



April 26, 2007

Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, N.W.
Washington, DC 20549

Re: Graco Inc.
       File No. 001-9249

Gentlemen/Ladies:

Enclosed is a Form 8-K for Graco Inc. filed in connection with a Compensatory Arrangement of Certain Officers.

Very truly yours,

Karen P. Gallivan
Vice President, General Counsel
and Secretary

KPG:nas

Enclosures